

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Thomas P. Gallagher
Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540

>   **Re: Miami International Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 26, 2022**
>   **CIK No. 0001438472**

Dear Mr. Gallagher:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please describe the regulatory approvals needed to launch CFTC-regulated futures contracts based on crypto assets. Discuss your intentions to launch products based on Bitcoin and Ether. Discuss whether you plan to offer futures contracts on other crypto assets and, if so, which ones and how you will determine that those crypto assets are not securities within the meaning of the U.S. federal securities laws. Revise your risk factors as necessary to describe the attendant risks.

2. Please discuss in greater detail your BSX-listed and -quoted crypto asset products including whether these products will be available in the U.S. or to U.S. persons. To the extent these products will be available in the U.S. or to U.S. persons, tell us how you will

do so without facilitating unregistered transactions in securities. Revise your risk factors as necessary to describe the attendant risks.

3.   You state that the MidChains institutional cryptocurrency and digital asset trading exchange will serve as an important component of your cryptocurrency and digital asset strategy. Please disclose what crypto assets trade on this platform and discuss what products you expect will be offered from the planned commercial agreement. Disclose whether the MidChains platform is available in the U.S. or to U.S. persons. To the extent the platform is available in the U.S. or to U.S. persons, tell us how you ensure this is conducted without facilitating unregistered transactions in securities. Similarly, disclose whether products that may be launched from the planned commercial agreement will be available in the U.S. or to U.S. persons. If so, tell us how to will do so without facilitating unregistered transactions in securities. Revise your risk factors as necessary to describe the attendant risks.

4.   Please clarify for us whether you provide a service to safeguard any user or customer crypto assets and whether you or an agent acting on your behalf is therefore obligated to secure these assets and protect them from loss, theft, or other misuse. Relatedly, tell us how you concluded whether recently issued Staff Accounting Bulletin No. 121 applies to you and, to the extent that it does apply, provide a detailed analysis of how you considered this SAB, including how you considered the regulatory, technological, and legal risks and loss exposure associated with safeguarding crypto assets for your users or customers.

Prospectus Summary, page 1

5.   Please revise the Summary and throughout to balance your disclosure regarding your crypto asset activities by addressing the significant regulatory hurdles to launching new crypto asset products, including determining whether those products implicate the federal securities laws. Your revised disclosure should acknowledge these regulatory hurdles notwithstanding your licenses and approvals.

U.S. Options, page 2

6.   Please briefly explain the customer rebate pricing structure and the maker-taker fee structure and how these differ from other fee structures you discuss in the Business section.

U.S. Futures, page 3

7.   On page 3, you disclose that the MGEX's unrestricted DCM and DCO licenses are highly valuable given the limited number of current licensees. Please quantify the number of licenses and balance your disclosure by discussing the competitive market for execution services and clearing services. We note your disclosure on pages 101 and 102.

Our Competitive Strengths, page 4

8.   You state that your trading system has "best-in-class" speed, performance and risk protections. Please briefly describe here the speed, performance and risk protections of your technology platform and describe these in greater detail in your Business section. Please also substantiate that the system is "best-in-class."

9.   We note your disclosure that your leadership team has "over two decades of experience in developing, operating, and trading on exchanges." Please disclose the average number of years of your leadership team's experience in developing, operating, and trading on exchanges as well as the range of years.

10.   Please summarize the "successful strategic investments" with T3, Lukka, MEEG, MidChains, Vesica, Stratifi, Diamond Standard, and OptionsAI you reference on page 5, and describe the material terms of any stockholder or other agreements with these entities.

Tax Rate Products, page 4

11.   Please describe, here or elsewhere as appropriate, the material terms of your collaboration with SIG Index Licensing, LLC.

Multi-Asset Exchange Operator, page 5

12.   Please describe which cryptocurrency and digital assets products are regulated through your DCO and DCM licenses with the CFTC and which are regulated through national securities licenses and briefly explain how these products are regulated. Similarly revise the second full paragraph on page 7 to explain how your national securities, DCM, and DCO licenses can be "leveraged" for the development of new products.

Our Growth Strategy, page 6

13.   In addition to the cryptocurrency products that clear through MGEX, please tell us what other crypto asset related products currently trade on each of your markets. In addition, tell us whether you execute any crypto-related trades or take control or ownership of crypto assets at any time and, if so, in what context.

14.   Please disclose here an estimated timeframe for the each one of the planned products discussed in this section, the estimated funds needed to accomplish your growth strategy and the sources of those funds, and summarize the challenges you may face in implementing your growth strategy.   If this information has not yet been determined, discuss the factors that you will consider in determining whether and when to develop a particular product. Similarly revise your risk factors to describe the attendant risks.

Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 7

15.   You state that MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange. Please briefly

describe here and in greater detail in your Business section the cryptocurrency products you clear, including whether these are cash-settled or physically delivered contracts, whether you accept crypto assets, and, if so, the types of crypto assets accepted.

If you accept crypto assets, disclose in your Business section (i) whether you use a third party to custody the crypto assets, (ii) whether these are held in cold wallets, (iii) the geographic location where the crypto assets are held in cold wallets, if applicable, (iv) the procedures for holding crypto assets, (v) whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets if held by a third-party custodian, and, (vi) to the extent that you use a third-party custodian, whether the custodian has insurance for the loss or theft of the crypto assets. Also add risk factor disclosure specifically addressing the material risks of clearing crypto asset products.

16. Refer to the last sentence in this subsection. Please briefly describe how the Bermuda regulatory environment provides "high international regulatory standards" and reconcile the statement about "legal and regulatory certainty" with the carryover risk factor on pages 35-36.

Post-Offering Balance Sheet, page 8

17. We note your disclosure that the $302.8 million liability associated with outstanding warrants on puttable shares and puttable common stock will be extinguished upon closing of the offering. Please revise to clarify how and why this liability will be extinguished.

Implications of Being an Emerging Growth Company, page 10

18. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Sonia Bednarowski at the number below to discuss how to submit the materials, if any, to us for our review.

Global economic, political and financial market events, page 18

19. Please describe in a separate risk factor how specific policies related to Russia's invasion of Ukraine or economic or other consequences have impacted and are expected to impact your business and future opportunities, including how your business is impacted by price volatility in wheat and other commodities markets and supply chain disruptions.

Risk Factors, page 18

20. Please add a risk factor describing the risks from the competitive environment for your prospective crypto asset products and activities. We note that there are already DCMs trading Bitcoin and Ether futures contracts and other significant competition in this market.

Risks Related to Our Business
Our failure to maintain order flow, page 19

21.   Please clarify what you mean by your disclosure that you have one "active" equity rights program (ERP). In addition, disclose here the number of vested and unvested warrants outstanding pursuant to your ERPs, the number of additional warrants you may issue under the programs, the terms of the warrants, including the exercise prices, as well a description of the underlying securities, including the associated put rights in connection with ERP I and II. Revise the Prospectus Summary and Description of Capital Stock sections to disclose that the unvested warrants awarded under ERP V will become vested in connection with the completion of this offering.

Revenues from our market data fees and access fees, page 20

22.   Please disclose here the percentage of your revenue earned both from your market data products and from the non-transaction fees on your exchanges.

Regulatory action adversely affecting proprietary products, page 34

23.   Please place the risks related to the challenge to the SEC Order in context by describing other regulatory approvals you may seek if the Order is overturned and the potential impact on the operation of the SPIKES Futures market if you are unable to maintain or receive approval.

Management's Discussion and Analysis
Key Factors Driving Our Performance, page 61

24.   Please discuss, including quantitatively where possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your general discussion of key drivers here, and your disclosure on page 75 regarding negative net transaction fees resulting from "inverted pricing."

25.   Please tie the table of key business metrics on page 68 to your discussion of the key factors driving your performance and results of operations. In this regard, discuss how average daily volume (ADV), trading days, and revenue per contract (RPC) metrics are used to manage the business.

Key Components of Our Results of Operations
Transaction Rebates, page 63

26.   Please discuss in greater detail the reasons why transaction rebates exceed transaction fees, including for new proprietary products. Also discuss "inverted pricing," how trading volume and transaction rebates and fees influence order routing, and the extent to which transaction rebates are used to direct order flow.

Equity Rights Program, page 63

27.   We note the disclosures that three customers accounted for significant levels of revenues in both fiscal periods 2020 and 2021. Please revise to disclose if these customers participated in any of your ERPs and, if so, quantify their respective participation amounts in each of the ERP issuances. Further, given the importance of these customers and the risk factor disclosure on page 8 that your "failure to maintain order flow from providers following the expiration of [your] ERPs could negatively affect [your] results of operations," please disclose the nature and terms of the contractual arrangements with these customers. Your disclosures should also indicate if the costs incurred in these relationships have exceeded revenues generated during each fiscal period of the relationship.

28.   We note your disclosure that the last share-based payment related to ERP is set to be made upon the earlier of June 30, 2023 or upon an accelerated vesting at the time of an initial public offering of the Company, including this offering. Please revise to address the points below.
    • Explain what specifically becomes eligible for vesting at the time of an initial public offering, what happens to these vested instruments, and the accounting treatment being followed for these items, including references to the individual ERPs.
    • Clarify what remains unvested at the time of an initial public offering and how this will be reflected in your financial statements.
    • Quantify what aggregate payments, and in what form, could be required for all instruments that are vested and unvested at the time of the initial public offering.
    • Address whether you will make any related payments from the issuance proceeds and, if not, the sources of liquidity to be used.

Comparison of Years Ended December 31, 2021 and 2020
Overview, page 65

29.   We note your narrative footnote on page 66 describing the calculation of adjusted revenues less cost of revenues. Please revise your disclosures to include a reconciliation to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Key Business Metrics, page 68

30.   Please revise to address the total contracts traded during the period as well the reasons for the decrease in total options revenue per contract in fiscal 2021 compared to fiscal 2020.

31.   Please clarify your disclosures to disclose the reasons that the (i) equities capture rate and (ii) futures financial revenues per contract were negative for fiscal 2021. Revisions should include, as applicable, but not be limited to, discussion of what drives such trends and linkage to fee or rebate rate changes.

Transaction and clearing fees, page 69

32.   Please revise to disaggregate your discussion of transaction and clearing fee revenues so that it quantifies and addresses amounts recognized for options, equities, and futures for the periods presented.

Transaction rebates, page 70

33.   We note your disclosure of transaction rebates on page 70. Please revise to discuss and quantify transaction rebates and related trends at a disaggregated level (*i.e.*, for options, equities, and futures).

Change in fair value of warrants on puttable shares and puttable common stock, page 72

34.   Please disclose and quantify the change in fair value of the warrants on puttable shares and puttable common stock separately for the periods presented.

Critical Accounting Policies and Estimates, page 81

35.   We note that you do not include discussion of policy / policies related to your ERPs in your critical accounting policies and estimates. Given the apparent complexity of accounting for this program and the instruments arising as part of it (such as warrants or puttable shares), please revise this section to address your accounting. Please include in your revised disclosure the specific authoritative accounting literature followed for each of the different issuances under the ERPs.

Industry Overview, page 85

36.   Please disclose your market share for each of U.S. exchange-traded options, exchange-traded futures, and U.S. equity markets.

37.   Please disclose 2022 year-to-date average daily volume for the most recent available periods for each of the three graphs on pages 86-87. Please also discuss the reasons for period-over-period fluctuations in ADV in the options, futures, and equity markets and the extent to which recent market volatility is consistent with or diverges from the trends indicated in the graphs.

Industry Trends
Growing retail participation, page 88

38.   Please discuss how potential new regulations impacting retail investing, including regulation of payment for order flow and digital engagement practices, may affect the performance and dynamics of the markets in which you operate.

Business, page 89

39.   Please disclose your compliance procedures related to clearing of crypto asset products

listed for trading on the Bitnomial Exchange and address how these procedures are designed to ensure compliance with the federal securities laws and the laws of other jurisdictions in which you do business.

Our Proprietary Products, page 93

40.   We note your disclosure that you collaborated with T3 to develop and launch the SPIKES Volatility Index and that you are collaborating with T3 to establish and launch ConvexityShares. Please enhance your disclosures to explain your role and responsibilities in these collaborative efforts.

41.   Please describe the material terms of your collaboration agreement with Advanced Fundamentals. Also, file the agreement as an exhibit or tell us why this is not required to be filed by Item 601(b) of Regulation S-K.

Our Strategic Investments, page 97

42.   You state that the "SPIKES Index is built using the popular variance swap methodology and uses live SPY options prices to calculate volatility." Please briefly describe the "popular variance swap methodology."

43.   We note your disclosure on page 98 that you are "collaborating" with Lukka to develop several co-branded cryptocurrency derivative products. Please clarify your disclosures to explain your role(s) and responsibilities for this collaboration.

44.   We note your disclosure on page 99 that you have entered into an exclusive license and commercialization agreement with Diamond Standard Inc. to be the exclusive venue for futures and options based on Diamond Standard diamond products. We also note your intent to launch futures on MGEX on Diamond Standard bars and coins. Please clarify your disclosures to explain what fees or other revenues you will derive from this arrangement as well as your responsibilities. In addition, tell us whether you will have any custody-related responsibilities.

Our Technology, page 99

45.   Refer to the last paragraph of this section where you list several awards that you have recently won. Please place this disclosure in context by identifying the organizations that gave out these awards and briefly describing the selection criteria.

46.   Please disclose where your data centers are located, and, to the extent that your data systems and backup systems are concentrated in the same geographic area, please add a risk factor that addresses the associated risks.

47.   Please quantify throughput, latency, and wire determinism and substantiate that throughput is "exceptional," latency access is "ultra-low," and wire determinism is "best-in-class."

Our Customers, page 100

48.   We note that you provide your participating exchange members' firms with the right to acquire equity in MIH. Please discuss the potential conflicts of interest between the exchange member shareholders and non-member shareholders here and in the risk factors section.

Human Capital, page 104

49.   Please describe how the diversity of your board of directors, management team, and employee population reflect the "broader communities" you reference here and discuss how you evaluate your success creating "a culture of diversity and inclusion [that] promotes creativity, collaboration and innovation."

50.   You state "[y]our ESG subcommittees currently include: Environmental Impact; Diversity, Equity and Inclusion; Human Capital Management; Charitable Giving; Financial Literacy and ESG-Related Products; Board Governance and Related Matters; and ESG Industry Groups, ESG Standards and Regulatory Matters." Please briefly describe each subcommittee and how it relates to your overall governance and risk management.

Role of the Board of Directors in Risk Oversight Process, page 118

51.   Please expand your discussion of the role of your board and the audit committee in managing the most significant risks, including operational risks, major financial risk exposures, and cybersecurity risk.

Description of Capital Stock, page 148

52.   You state that this description is qualified in part by reference to the applicable provisions of the DGCL. It is not appropriate to qualify the disclosure by reference to information not included in the prospectus or in an exhibit. Please revise accordingly.

53.   Please describe the put option to purchase shares of common stock exercisable by the ERP I and ERP II participants.

Warrants, page 155

54.   Please disclose the term of the warrants issued to the ERP III, ERP IV and ERP V participants as part of the H-Units, J-Units and L-Units, as well as the exercise price of the warrants that were part of the H-Units, J-Units and L-Units.

Notes to Consolidated Financial Statements
Note 14. Fair Value Measurement, page F-22

55.   Please revise to include all items within ASC 820-10-50-2(bbb)(2), or tell us why you believe they are not needed or how current disclosures meet these requirements.

Note 16. Equity
Equity Rights Offering III, page F-29

56. We note your disclosure that you recognized warrant expense of $6.0 million for the year ended December 31, 2020, representing the fair market value associated with vested warrants for ERP III. Please revise to disclose how much, if any, warrant expense was recognized for the year ended December 31, 2021. In addition, please make the same revision with regards to ERP IV, on page F-30.

Note 18. Segment Reporting, page F-33

57. Please revise to include geographic disclosures. Refer to ASC 280-10-50-41.

Note 22. Subsequent Events, page F-37

58. We note your disclosure regarding sale of common and nonvoting common stock in January 2022 upon exercise of outstanding warrants. Please clarify to disclose what activity originally resulted in issuance of these outstanding warrants, such as convertible loan transactions, equity rights programs, or other activity.

     You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Herbert F. Kozlov